SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                EMPS Corporation
                                ----------------
                                (Name of Issuer)

                     Common Stock $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    268711108
                                  -------------
                                 (CUSIP Number)


Allen Peter Johnson
Dora International Limited                   Ronald Poulton, Esq
P.O. Box 357, Pirouet House, Union Street    Poulton & Yordan
St. Helier, Jersey JE4 49WQ                  136 East South Temple, Suite 1700-A
Channel Islands, United Kingdom              Salt Lake City, Utah 84111
44 1534 888 666                              (801) 355-1341
      --------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                                  July 29, 2004
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 268711108                                            Page 2 of 5 Pages
-------------------                                            -----------------

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dora International Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

--------------------------------------------------------------------------------
NUMBER OF                    7.      SOLE VOTING POWER 2,908,914
SHARES                    ------------------------------------------------------
BENEFICIALLY                 8.      SHARED VOTING POWER 0
OWNED BY                  ------------------------------------------------------
EACH                         9.      SOLE DISPOSITIVE POWER  2,908,914
REPORTING                 ------------------------------------------------------
PERSON WITH                 10.      SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,908,914
--------------------------------------------------------------------------------

12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
     (See Instructions)

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.32%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 268711108                                            Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Allen Peter Johnson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

--------------------------------------------------------------------------------
NUMBER OF                       7.      SOLE VOTING POWER 2,908,914
SHARES                        --------------------------------------------------
BENEFICIALLY                    8.      SHARED VOTING POWER 0
OWNED BY                      --------------------------------------------------
EACH                            9.      SOLE DISPOSITIVE POWER  2,908,914
REPORTING                     --------------------------------------------------
PERSON WITH                    10.      SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,908,914
--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      []
     (See Instructions)

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.32%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                                               Page 4 of 5 pages

ITEM 1.  SECURITY AND ISSUER

         The Schedule 13D relates to the common stock, par value $.001 (the "Common Stock") of EMPS Corporation (the "Issuer"), whose principal executive offices are located at 2319 Foothill Boulevard, Suite 250, Salt Lake City, Utah 84109. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         On July 29, 2004, the Reporting Person sold 137,850 common shares in an open market transaction at a price of $3.02 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         (a) As of July 29, 2004, the Reporting Person may be deemed to beneficially own 2,908,914 common shares or approximately 9.32% of the issued and outstanding shares of the Issuer.

         (b) The only transaction involving the Common Stock effected by the Reporting Person during the past 60 days is the sell of 137,850 shares of Common Stock in an open market transaction for $3.02 per share on July 29, 2004.

         (c) None.

         (d) Not applicable.

                                                               Page 5 of 5 pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    Dora International Limited


Date: August 5, 2004                                /s/ Allen Peter Johnson
                                                   -----------------------------
                                                   Allen Peter Johnson, Director